Filed Pursuant to Rule 433
Registration Nos. 333-283057
and 333-163855
July 1, 2025

The following information is a Notice of Fund Changes relating to the Investment Lineup under the LNL Agents’ 401(k) Savings Plan (the “Plan”). For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at www.LincolnFinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

[LINCOLN FINANCIAL LOGO]	Lincoln Financial
150 N. Radnor Chester Road
Radnor, PA 19087
LincolnFInancial.com

July 1, 2025

Notice of Fund Changes (“Notice”) for: LNL Agents’ 401(k) Savings Plan
Dear Plan Participant:

This Notice gives you an overview of changes recently made to the LNL Agents’ 401(k) Savings Plan (the “Plan”) and the actions you may wish to consider as a result of such changes.

Effective June 13, 2025, the Income America 2025 Fund 5ForLife-L ("2025 Fund") was merged into and became part of the Income America In Retirement Fund 5ForLife-L (“In Retirement Fund”). The In Retirement Fund, designed for those participants who are entering in or who are already in retirement, provides a mix of stocks, bonds and cash that tends to be managed to more of a conservative asset-allocation strategy. Its aim is to provide participants with steady income throughout retirement.

The 2025 Fund was designed to evolve to reduce its exposure to stocks until its mix of investments matched the In Retirement Fund (i.e., they eventually would have the same asset allocation). Because the 2025 Fund now mirrors the In Retirement Fund, the 2025 Fund was merged into the In Retirement Fund effective June 13, 2025.

Any existing assets and/or future contribution investment elections received that were in the 2025 Fund as of June 13, 2025, were automatically mapped (or transferred) as shown in the chart below. Any contributions or rollovers received on or after June 13, 2025 that were directed to the fund being eliminated will be mapped as shown in the chart below. Note, any contributions received during the period June 13, 2025 (including contributions made with the June 25, 2025 pay) and June 30, 2025 (the date the mapping [or transfer]) was completed, were adjusted for any gains and/or losses incurred during such period and these amounts were also transferred to the In Retirement Fund.

For purposes of clarity, the terms “mapped” and “mapping” refer to your future contributions, while “transferred” and “transfer” refer to your existing account balances.

If you were invested in the following fund that was eliminated:		Your balance and investment elections were transferred to this existing fund:
97184J318	Income America 2025 Fund 5ForLife-L	97184J326	Income America In Retirement Fund 5ForLife-L
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Eliminated Fund Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Income America 2025 Fund 5ForLife-L (97184J318)	0.85%	$8.50	0.85%	$8.50	5.01%	---	---	7.84%	12/08/2022

Existing/Map Fund Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Income America In Retirement Fund 5ForLife-L (97184J326)	0.85%	$8.50	0.85%	$8.50	4.78%	---	---	7.71%	12/08/2022
Average returns provided are representative of performance as of March 31, 2025.

Actions to consider

Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you wish to change the investment of your existing account or future contributions as currently mapped (or transferred), you may change your investment elections and/or make a reallocation on your own by initiating a transfer at any time. Please note that you cannot choose to keep any investments in or transfer any investment to the fund that was eliminated. To make a change, log on to your account at LincolnFinancial.com to complete your transaction online, or call the Lincoln Customer Contact Center at 800-234-3500. Customer Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. ET.

This Notice supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) you received regarding certain Plan and investment-related information found in the Comparative Chart Summary contained in the Fee Disclosure Notice. Please keep this supplemental Notice with your Fee Disclosure Notice. A copy of the most recent Fee Disclosure Notice is available by contacting the Lincoln Customer Contact Center at 800-234-3500.

Questions?

If you have any questions about these changes or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. ET) or log on to your account at LincolnFinancial.com. For more information about the Plan, please review the Plan’s Summary Plan Description/Prospectus which can be requested from the Lincoln Customer Contact Center.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.

Lincoln Financial is the marketing name for Lincoln National Corporation and its affiliates. Affiliates are separately responsible for their own financial and contractual obligations.
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